February 29, 2008
R.H. Donnelley Corporation
Cary, North Carolina
Ladies and Gentlemen:
Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by R.H. Donnelley Corporation on or about February 29, 2008, which contains notification of the registrant’s inability to file its Form 10-K by February 29, 2008. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2007, to be included in its Form 10-K.
Very truly yours,
(Signed) KPMG LLP